04045743 2-03138

RECEIVED
2004 OCT 26 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 October 2004

BAE Systems and Finmeccanica agree revised Eurosystems transaction

BAE Systems and Finmeccanica have agreed in principle a revised structure for the Eurosystems transaction.

The revised structure will enable BAE Systems to bring together its systems integration activities into a new wholly-owned business comprising the UK operations of AMS, currently a 50/50 joint venture with Finmeccanica, and BAE Systems' C4ISR Networked Systems & Solutions business.

In addition, BAE Systems and Finmeccanica will form a new Avionics business comprising BAE Systems' UK avionics activities and Finmeccanica's Galileo Avionica business. BAE Systems will hold a 25% interest in this new entity.

Finmeccanica will acquire the UK air traffic management businesses of AMS, together with Gematronik GmbH and AMS (ASI) Inc, in addition to all of the Italian operations of AMS and BAE Systems' Communications business - CDI.

This revised structure is consistent with BAE Systems' intent to enhance its systems integration and network enabled capabilities (NEC) in the UK.

The transaction is subject to negotiation of definitive agreements and applicable regulatory approvals being obtained.

A further announcement giving full details of the transaction will be made upon exchange of definitive contracts.

Issued by:
BAE Systems plc
London

Sc

dw 10/27

20/10/04 09:52